

RosBusinessConsulting

Securities and Exchange Commission
File No: 82-34864



06016990

14.09.2006

SUPPL

Dear Sirs,

Please find attached the following documents of OJSC "RBC Information Systems", a foreign private issuer. The attached documentation is being furnished to you pursuant to Rule 12g3-2(b).

1. A press release: 'Board adopts new strategy for RBC'.
2. A press release: 'RBC named among Russia's most dynamic and stable companies'.
3. A press release: 'RBC and Mostelecom reach agreement on distribution of RBC TV's signal in Moscow'.

Sincerely yours,

Natalia Makeeva
Chief Investor Relations Officer

78, Profsoyuznaya str., Moscow, 117393, Russia; e-mail: info@rbc.ru, tel.: +7(495) 363-11-11, 363-11-22; fax: +7(495) 363-11-25.

Internet: http://www.rbc.ru



RosBusinessConsulting

Board adopts new strategy for RBC

Directors decided to divest the IT business, approved an Internet expansion strategy and gave the green light to launching the print version of the RBC Daily online newspaper

Moscow, September 12, 2006. – At a meeting last week, the Board of Directors of RBC Information Systems (**RTS, MICEX: RBCI**) decided to commence the divestment of the IT business operationally and organizationally. In the Board's opinion, this move will enable RBC to concentrate on the execution of its ambitious growth plans in the field of media, the core business of the company.

Directors also adopted a strategy for a wide-scale expansion of RBC's presence on the Internet. Its purpose is to take existing opportunities to access new online audiences and strengthen the company's leading position on the Russian Internet advertising market. In accordance with the approved strategy, RBC will continue making value-enhancing acquisitions and working on new projects in the field of non-business related Internet resources.

The company intends to accelerate growth, using its significant financial resources, advanced technologies and software solutions, unique managerial skills and experience in the implementation of quality Internet projects. For over a 10-year history of successful operations on the Internet market, RBC has formed a team of professionals possessing in-depth industry knowledge and set up a highly efficient sales force.

Commenting on the development of events, RBC Chairman and CEO German Kaplun said: "The Internet has been the most rapidly growing and highly lucrative media segment not only in Russia, but also in all other large countries. This unique medium attracts the most active groups of the population with above-average incomes and presents a significant interest to a vast number of advertisers." He added: "We are pleased with the current development of RBC's media business and confident that our growth initiatives will increase the company's long-term value."

The Board was informed that the existing business was progressing according to the plan and the earlier given guidance to the market was reconfirmed. In 2006, RBC is expected to receive total revenue of about $170 - 178m. This figure will consist of about $90 - 95m from media services (including about $30 - 35m from RBC TV), while revenue from IT services is seen growing to around $75 - 80m (including approximately $40 - 45m from two IT acquisitions). RBC has ample liquidity to finance its ambitious expansion plans.

In addition, the Board approved the launch of the print version of the electronic newspaper RBC Daily within the next month. It is a leading online resource dedicated to business news and analysis, covering a wide range of events in various branches of the Russian economy and

providing news about the largest Russian companies. RBC expects the print version to substantially widen the readership of RBC Daily.

Investor contact: Natalia Makeeva
Tel: + 7 095 363 1111, E-mail: ir@rbc.ru
Web: www.rbcinfosystems.com



RosBusinessConsulting

RBC named among Russia's most dynamic and stable companies

Moscow, September 13, 2006. - The Agency of Economic News (AEN) has published a rating of the most dynamic and stably developing Russian companies and banks. Based on the first quarter 2006 results, OAO RBC Information Systems **(RTS, MICEX: RBCI)**, a leading Russian media group, has again been named among the top ten fastest developing companies in the 'Media, Information, Advertising and Consulting Companies' category.

The growth dynamics of companies' businesses/ share capitals and bank assets, standing on the Russian market and development prospects were the key selection criteria for the rating. Both available digital information and assessments made by highly qualified experts were used for the survey.

Winners were specified in six categories, including 'Banks', 'Manufacturing Companies', 'Trading and Production-and-Trading Companies', 'Financial, Investment and Venture Companies', 'Insurance Companies' and 'Media, Information, Advertising and Consulting Companies'. In the first stage of the survey, 50 companies were short-listed in each category. In the second stage, industry experts picked major players, and the top ten companies with the highest assessments were ranked in the composite rating.

Investor contract: Natalia Makeeva
Phone: 363 1111 ext. 1369, e-mail: ir@rbc.ru
Web: www.rbcinfosystems.com


RBC

RosBusinessConsulting

RBC and Mostelecom reach agreement on distribution of RBC TV's signal in Moscow

Moscow, September 14, 2006. – Mostelecom and RBC-TV, a television subsidiary of OAO RBC Information Systems (**RTS, MICEX: RBCI**), have reached an agreement giving the green light to RBC TV's signal distribution through the Moscow city cable television network.

Mostelecom is one of the biggest operators of city cable television networks in the world. The company provides services to more than 3 million households in Moscow.

RBC TV is the first and the only business-dedicated television channel in Russia. It provides coverage of economic and financial events in Russia and worldwide, offers analytical reviews, forecasts and commentaries from experts, along with interviews with top business people and politicians 24 hours a day. The channel also broadcasts feature programs dedicated to current problems faced by the Russian business. As of May 2006, the monthly audience of RBC TV reached 7.705 million people in Russia. The coverage, i.e. the total number of people to whom the channel is technically available, has reached 43.1 million in Russia and some 15 million in CIS countries and the Baltic states.

"We are pleased to announce that Muscovites will be able to enjoy quality access to the programming of the RBC TV business channel as a result of our cooperation with Mostelecom. We expect the enhanced distribution to broaden our television audience in the capital city, as viewers will receive up-to-date domestic and international economic content without additional charges," said RBC TV General Director Artyom Inyutin.

According to Mostelecom General Director Anton Osipchuk, "the number one objective of the company as a signal provider is to deliver top-notch television content to our subscribers. We are happy that our agreement with RBC TV will make the only Russian business television channel easily available to Muscovites."

Investor contact: Natalia Makeeva
Tel: + 7 095 363 1111, E-mail: ir@rbc.ru
Web: www.rbcinfosystems.com